Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
ImClone Systems Incorporated:

We consent to the use of our reports dated February 29, 2008, with respect to the consolidated balance sheets of ImClone Systems Incorporated as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated herein by reference.

Our report on the consolidated financial statements refers to the Company’s adoption of the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment”, effective January 1, 2006.

/s/ KPMG LLP

Princeton, New Jersey
September 26, 2008